

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2011

Mr. Paul A. Perrault
President and Chief Executive Officer
Brookline Bancorp, Inc.
160 Washington Street
Brookline, Massachusetts 02447-0469

Re: Brookline Bancorp, Inc.
**   Form 10-K for the Fiscal Year Ended December 31, 2010**
**   Filed February 25, 2011**
**   File No. 000-23695**

Dear Mr. Perrault:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business, page 1

1.   In future filings, please list your total assets, including loans, liabilities and deposits in this section.

Access to Information, page 16

2.   In future filings, include the disclosure required by Item 101(e)(2) of Regulation S-K.

Item 1A. Risk Factors

3.   We note that many of your risk factors are generic and too vague to adequately state the risks to investors. In future filings, please revisit this section in its entirety and revise to discuss each risk presented in more detail and describe how it specifically relates to your business. Please also consider whether there are other risks relating to your business that should be addressed in this section.

Item 11. Executive Compensation and Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 58

4.   We note that some of the disclosure required by Items 11 and 12 was not incorporated by reference from your Definitive Proxy Statement into these Items. We also note, however, that the required disclosure was incorporated into your Form 10-K by Item 10. Please revise to fix this in future filings.

Definitive Proxy Statement on Schedule 14A

Proposal 1 – Election of Directors

General

5.   Please tell us where you have included the disclosure required by Item 407(e)(4) of Regulation S-K, or please explain why you have not included it.

6.   Please tell us where you have filed the following agreements, and please add them to the exhibit index of your amended Form 10-K:

- employment agreement with Mr. Perrault, effective March 16, 2009;
- employment agreement with Mr. Fanger, dated April 13, 2006; and
- change of control agreements with Mr. Perrault, Mr. Peck, Mr. Bechet, Mr. Rose and Ms. Wolchonok.

Directors' and Named Executive Officers' Biographies, page 5

7.   In future filings, please revise the biographies of Mr. Doyle and Ms. Vaule to more specifically describe their principal occupations and employment during the past five years. Refer to Item 401(e) of Regulation S-K.

<u>Ownership Reports by Officers and Directors, page 8</u>

8.   In future filings, revise the caption of this section to comply with Item 405(a)(1) of Regulation S-K.

<u>Transactions with Certain Related Persons, page 30</u>

9.   In future filings, revise your disclosure to conform to the language provided in Instruction 4c of Item 404(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any questions.

Sincerely,

Kathryn McHale
Senior Attorney